Exhibit 1.1

Employment Agreement

This Employment Agreement (“Agreement”) is made as of the 29th day of November, 2010, between Ener1, Inc., a Florida corporation (the “Company”), and Robert Kamischke (the “Executive”).

Whereas, the Company desires to retain the benefit of the Executive’s skill, knowledge and experience in order to insure the continued successful operation of its business and that of its operating subsidiaries, and the Executive desires to render services to the Company;

Whereas, the Company has determined that it is in the Company’s best interest to secure the services of the Executive and to provide the Executive certain additional benefits; and

Whereas, the Executive and the Company desire to enter into this Agreement setting forth the terms and conditions for the employment relationship of the Executive with the Company;

Now, Therefore, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.           Employment.  The term of this Agreement shall extend from the date first above written (the “Commencement Date”) until the third anniversary of the Commencement Date; provided, however, that the term of this Agreement shall automatically be extended for one additional year on the anniversary of the Commencement Date and on each anniversary thereafter unless, not less than six months prior to each such date, either party shall have given notice (in accordance with Section 16 of this Agreement) to the other that it does not wish to extend this Agreement.  Notwithstanding the foregoing, the term of this Agreement shall also terminate upon any Date of Termination (as defined in Section 4) and may be referred to herein as the “Term.”

2.           Position and Duties.  During the Term, the Executive shall serve as the Chief Accounting Officer and Vice President of Finance of the Company, and shall have such powers and duties as may from time to time be prescribed by the Chief Executive Officer (“CEO”) of the Company and for the Board of Directors of the Company (the “Board”), provided that such duties are consistent with the Executive’s position or other positions that the Executive may hold from time to time. The Executive shall devote the Executive’s full working time and efforts to the business and affairs of the Company. Notwithstanding the foregoing, the Executive may (a) serve on other boards of directors of any entity that is not religious, charitable or community activity related only with the approval of the Board, and (b) engage in religious, charitable or other community activities without the approval of the Board as long as such services and activities are disclosed to the Board and do not materially interfere with the Executive’s performance of the Executive’s duties to the Company as provided in this Agreement.

3.           Compensation and Related Matters.

(a)           Base Salary.  The Executive’s initial annual base salary shall be $225,000. The Executive’s base salary shall be redetermined annually by the CEO or the Compensation Committee of the Board (the “Committee”). The base salary in effect at any given time is referred to herein as “Base Salary.” The Base Salary shall be payable in accordance with the Company’s then current payroll practice.

(b)           Bonuses.  The Executive may from time to time be eligible to earn an annual cash bonus pursuant to the terms of the Ener1, Inc. Amended and Restated 2007 Stock Incentive Plan (as amended, the “Plan”) or any other similar plan in effect from time to time.

(c)           Incentive Equity.  The Executive may from time to time be granted awards under and pursuant to the terms of the Plan or any other similar plan in effect from time to time. For any awards that include the grant or issuance of stock, the Company agrees that sufficient shares of stock will be available and validly issued.

(d)           Expenses.  The Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by the Executive in performing services hereunder during the Term, in accordance with the policies and procedures then in effect and established by the Company for its senior executive officers.

(e)           Other Benefits.  The Executive shall also be entitled to participate in any pension plan, profit-sharing plan, life, medical, dental, disability, or other insurance plan or other plan or benefit as from time to time is in effect during the term of this Agreement that the Company may provide generally for management-level employees of the Company and in accordance with the terms of such plan or benefit.

(f)           Vacations.  The Executive shall be entitled to paid vacation days in each calendar year in accordance with the Company’s then current vacation policy. The Executive shall also be entitled to all paid holidays given by the Company to its employees generally.

4.           Termination.  The Executive’s employment hereunder may be terminated without any breach of this Agreement under the following circumstances:

(a)           Death.  The Executive’s employment hereunder shall terminate upon the Executive’s death.

(b)           Disability.  The Company may terminate the Executive’s employment if the Executive is disabled and unable to perform the essential functions of the Executive’s then existing position or positions under this Agreement with or without reasonable accommodation for a period of 180 days (which need not be consecutive) in any 12−month period. If any question shall arise as to whether during any period the Executive is disabled so as to be unable to perform the essential functions of the Executive’s then existing position or positions with or without reasonable accommodation, the Executive may, and at the request of the Company shall, submit to the Company a certification in reasonable detail by a physician reasonably selected by the Company to whom the Executive or the Executive’s guardian has no reasonable objection as to whether the Executive is so disabled or how long such disability is expected to continue, and such certification shall for the purposes of this Agreement be conclusive of the issue. The Executive shall cooperate, to the extent practicable, with any reasonable request of the physician in connection with such certification. If such question shall arise and the Executive shall fail to submit such certification, the Company’s determination of such issue shall be binding on the Executive. Nothing in this Section 4(b) shall be construed to waive the Executive’s rights, if any, under existing law, rule or regulation, including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. §2601 et seq. and the Americans with Disabilities Act, 42 U.S.C. §12101 et seq.

(c)           Termination by Company for Cause.  At any time during the Term, subject to the remainder of this Section 4(c), the Company may terminate the Executive’s employment hereunder for Cause. For purposes of this Agreement, “Cause” shall mean: (i) a willful act of dishonesty by the Executive with respect to any matter involving the Company or any subsidiary or affiliate, or (ii) conviction of the Executive of a crime involving moral turpitude, or (iii) the gross or willful failure by the Executive to substantially perform the Executive’s duties with the Company; or (iv) a material breach of this Agreement, the Confidentiality Agreement or the Inventions Agreement; or (v) the willful or intentional engaging by the Executive in conduct within the scope of the Executive’s employment that causes injury, monetarily or otherwise, to the Company.  Notwithstanding the foregoing, Company shall not be permitted to terminate Executive’s employment hereunder for reasons pertaining to Cause as is set forth in any of Section 4(c)(iii), Section 4(c)(iv) and/or Section 4(c)(v), unless and until such Cause exists and remains uncured for a period of at least 30 days after a written demand for substantial performance is received by the Executive from the Board which specifically identifies the manner in which the Board believes the Executive has not substantially performed the Executive’s duties. For purposes of Section 4(c)(i), Section 4(c)(iii) and Section 4(c)(v) hereof, no act, or failure to act, on the Executive’s part shall be deemed “willful” unless done, or omitted to be done, by the Executive without reasonable belief that the Executive’s act, or failure to act, was in the best interests of the Company and its subsidiaries and affiliates.

(d)           Termination by Company Without Cause.  At any time during the Term, the Company may terminate the Executive’s employment hereunder without Cause. For the avoidance of doubt, any termination by the Company of the Executive’s employment under this Agreement which does not constitute a termination for Cause under Section 4(c), or result from the death or disability of the Executive under Section 4(a) or 4(b) shall be deemed a termination without Cause.

(e)           Termination by the Executive.  At any time during the Term, the Executive may terminate the Executive’s employment hereunder for any or no reason, including, but not limited to, Good Reason. If the Executive provides notice to the Company under Section 1 that the Executive elects to discontinue the extensions, such action shall be deemed a voluntary termination by the Executive and one without Good Reason. For purposes of this Agreement, “Good Reason” shall mean that the Executive has complied with the “Good Reason Process” (hereinafter defined) following the occurrence of any of the following events: (i) without Executive’s consent, a material diminution in the Executive’s responsibilities, authority or duties; (ii) except for a diminution that is part of a broader set of salary reductions applicable to the Company’s other senior executives, without Executive’s consent, a material diminution in the Executive’s Base Salary; (iii) without Executive’s consent, a material change in the geographic location at which the Executive provides services to the Company; or (iv) the material breach of this Agreement by the Company.  “Good Reason Process” shall mean that (i) the Executive reasonably determines in good faith that a Good Reason condition has occurred; (ii) the Executive notifies the Company in writing of the occurrence of the Good Reason condition within 60 days of the occurrence of such condition; (iii) the Executive provides Company with a period not less than 30 days following such notice (the “Cure Period”) to remedy the condition; (iv) notwithstanding such efforts, the Good Reason condition continues to exist; and (v) the Executive terminates the Executive’s employment within 60 days after the end of the Cure Period.  If the Company cures the Good Reason condition during the Cure Period, then Good Reason shall be deemed not to have occurred, and Executive shall be deemed to not have terminated the Executive’s employment in connection therewith.

(f)           Notice of Termination.  Except for termination as specified in Section 4(a), any termination of the Executive’s employment by the Company or any such termination by the Executive shall be communicated by written Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon.

(g)           Date of Termination.  “Date of Termination” shall mean: (i) if the Executive’s employment is terminated by the Executive’s death, the date of the Executive’s death; (ii) if the Executive’s employment is terminated by the Company for Cause under Section 4(c), the date on which Notice of Termination is given after all applicable notice and cure periods provided therein; (iii) if the Executive’s employment is terminated by the Company under Section 4(b) or 4(d), 30 days after the date on which a Notice of Termination is given; (iv) if the Executive’s employment is terminated by the Executive under Section 4(e) without Good Reason, 30 days after the date on which a Notice of Termination is given, and (v) if the Executive’s employment is terminated by the Executive under Section 4(e) with Good Reason, the date on which a Notice of Termination is given after the end of the Cure Period.  Notwithstanding the foregoing, in the event that the Executive gives a Notice of Termination to the Company, the Company may unilaterally accelerate the Date of Termination and such acceleration shall not result in a termination by the Company for purposes of this Agreement.

5.           Compensation Upon Termination.

(a)           Termination Generally.  If the Executive’s employment with the Company is terminated for any reason during the Term, within 30 days of the Date of Termination, the Company shall pay or provide to the Executive (or to the Executive’s authorized representative or estate) any earned but unpaid Base Salary, incentive compensation earned but not yet paid, unpaid expense reimbursements, accrued but unused vacation and any vested benefits the Executive may have under any employee benefit plan of the Company through the Date of Termination (the “Accrued Benefit”). The Executive shall not be entitled to receive any other termination payments or termination benefits from the Company except as specifically provided in Section 5(b) or Section 6.

(b)           Termination by the Company Without Cause or Resignation by the Executive for Good Reason.  If the Executive’s employment is terminated by the Company without Cause as provided in Section 4(d) or the Executive terminates the Executive’s employment for Good Reason as provided in Section 4(e), then the Company shall, through the Date of Termination, pay the Executive the Executive’s Accrued Benefit. Additionally, if (i) the Executive’s employment is terminated by the Company without Cause as provided in Section 4(d) or by the Executive for Good Reason as provided in Section 4(e), (ii) the Executive signs a general release of claims in a form and manner reasonably satisfactory to the Company (the “Release”) within 21 days (or such other time as is required by law to make the Release effective and is set forth in the Release) of the receipt of the Release and does not revoke such Release during the seven-day revocation period, and (iii) the Executive complies with the Nondisclosure and Inventions Agreement between the Executive and the Company attached hereto as Exhibit A (as amended, the “Inventions Agreement”), the Confidentiality Agreement between the Executive and the Company attached hereto as Exhibit B (as amended, the “Confidentiality Agreement”) and the covenants set forth in Section 8 of this Agreement (collectively with the Inventions Agreement and the Confidentiality Agreement, the “Restrictive Covenants”), then:

(i)           the Company shall pay the Executive an amount equal to 0.5 times the Executive’s then annual Base Salary and such amount shall be paid out in a lump sum on the first payroll date after the Date of Termination or expiration of the seven-day revocation period for the Release, if later; provided, however, if the Company has not provided the Executive with a form of Release reasonably satisfactory to the Company by February 1st following the calendar year in which the Date of Termination occurs then such amount shall be paid out no later than March 15th following the calendar year in which the Date of Termination occurs;

(ii)          upon the Date of Termination, all vested stock options shall be exercisable until the earlier of 3 months after the Date of Termination or the date of expiration of the stock option pursuant to the applicable plan and/or award agreement pursuant to which the stock option was granted; and

(iii)         the Company shall allow the Executive to continue to participate, at the Executive’s election, in the Company’s then current health insurance plan and any other Company plan in which employees are generally permitted to continue to participate post-termination of employment, and in which the Executive was enrolled at the time of such termination and at the Company’s expense for the initial period of six (6) months from the Date of Termination; provided, however, that such continued participation shall in all cases be subject to the applicable law and the plan’s terms and conditions governing participation by non-employees after their termination of employment.

6.           Change in Control Payment.  The provisions of this Section 6 set forth certain terms regarding the Executive’s rights and obligations upon the occurrence of a Change in Control (as defined below) of the Company. These provisions are intended to assure and encourage in advance the Executive’s continued attention and dedication to the Executive’s assigned duties and the Executive’s objectivity during the pendency and after the occurrence of any such event.  These provisions shall apply in lieu of, and expressly supersede, the provisions of Section 5(b) upon a termination of employment, if such termination of employment occurs anytime between 3 months before and 12 months after the occurrence of the first event constituting a Change in Control, provided that such first event occurs during the Term. These provisions shall terminate and be of no further force or effect beginning 12 months after the occurrence of a Change in Control.

(a)           Change in Control.  If (i) anytime between 3 months before and 12 months after a Change in Control, the Executive’s employment is terminated by the Company without Cause as provided in Section 4(d) or the Executive terminates the Executive’s employment for Good Reason as provided in Section 4(e), (ii) the Executive signs the Release within 21 days (or such other time as is required by law to make the Release effective and is set forth in the Release) of the receipt of the Release and does not revoke the Release during the seven-day revocation period, and (iii) the Executive complies with the Restrictive Covenants, then

(i)           the Company shall pay the Executive an amount equal to one (1) times the Executive’s then annual Base Salary and such amount shall be paid out in a lump sum on the first payroll date after the Date of Termination or the expiration of the seven-day revocation period for the Release, if later; provided, however, if the Company has not provided the Executive with a form of Release reasonably satisfactory to the Company by February 1st following the calendar year in which the Date of Termination occurs then such amount shall be paid out no later than March 15th following the calendar year in which the Date of Termination occurs;

(ii)          upon the Date of Termination, all stock options and other stock-based awards held by the Executive in which the Executive is not vested shall fully vest and such vested amount shall become exercisable or nonforfeitable as of the Date of Termination (and with respect to each stock option, such stock option shall be exercisable until the earlier of 3 months after the Date of Termination or the date of expiration of the stock option pursuant to the applicable plan and/or award agreement pursuant to which the stock option was granted); and

(iii)         the Company shall allow the Executive to continue to participate, at the Executive’s election, in the Company’s then current health insurance plan and any other Company plan in which employees are generally permitted to continue to participate post-termination of employment, and in which the Executive was enrolled at the time of such termination and at the Company’s expense for the initial period of twelve (12) months from the Date of Termination; provided, however, that such continued participation shall in all cases be subject to the applicable law and the plan’s terms and conditions governing participation by non-employees after their termination of employment.

(b)          Additional Limitation.

(i)           Anything in this Agreement to the contrary notwithstanding, in the event that any compensation, payment or distribution by the Company to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (the “Severance Payments”), would, but for this Section 6(b), be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), the following provisions shall apply:

(A)          If the Severance Payments, reduced by the sum of (1) the Excise Tax (as defined below) and (2) the total of the Federal, state, and local income and employment taxes payable by the Executive on the amount of the Severance Payments which are in excess of the Threshold Amount (as defined below), are greater than or equal to the Threshold Amount, the Executive shall be entitled to the full benefits payable under this Agreement.

(B)           If the Threshold Amount is less than (x) the Severance Payments, but greater than (y) the Severance Payments reduced by the sum of (1) the Excise Tax and (2) the total of the Federal, state, and local income and employment taxes on the amount of the Severance Payments which are in excess of the Threshold Amount, then the benefits payable under this Agreement shall be reduced (but not below zero) to the extent necessary so that the maximum Severance Payments shall not exceed the Threshold Amount.

(ii)           For the purposes of this Section 6(b), “Threshold Amount” shall mean three times the Executive’s “base amount” within the meaning of Section 280G(b)(3) of the Code and the regulations promulgated thereunder less one dollar ($1.00); and “Excise Tax” shall mean the excise tax imposed by Section 4999 of the Code, and any interest or penalties incurred by the Executive with respect to such excise tax.

(iii)           The determination as to which of the alternative provisions of Section 6(b)(i) shall apply to the Executive shall be made by a nationally recognized accounting firm selected by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Company or the Executive. For purposes of determining which of the alternative provisions of Section 6(b)(i) shall apply, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in the state and locality of the Executive’s residence on the Date of Termination, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes. Any determination by the Accounting Firm shall be binding upon the Company and the Executive, absent fraud or manifest error.

(c)           Definitions.  For purposes of this Section 6, the following terms shall have the following meanings:

“Change in Control” shall be deemed to occur with respect to the Company if a person or group of persons shall acquire direct or indirect beneficial ownership (whether as a result of stock ownership, revocable or irrevocable proxies, or otherwise) of securities of the Company pursuant to a transaction or series of related transactions, such that after the consummation and as a result of such transaction(s), the persons constituting all of the equity holders of the Company immediately prior to the commencement of such transactions(s) fail to directly or indirectly own, immediately after the consummation of such transactions(s), more than 50% of (i) the total combined voting power with respect to the election of directors of the Company, or (ii) the issued and outstanding common equity of the Company (or surviving entity, in the case of a merger, consolidation, asset sale, or similar transaction).

7.           Compliance with Code Section 409A. Notwithstanding anything herein to the contrary, (a) if at the time of Executive’s termination of employment with the Company Executive is a “specified employee” as defined in Section 409A of the Code and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Executive) until the date that is six months following Executive’s termination of employment with the Company (or, if earlier, the Executive’s death), and (b) if any other payments of money or other benefits due to Executive hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will make such payments or other benefits compliant under Section 409A of the Code, or otherwise such payments or other benefits shall be restructured, to the extent possible, in a manner, as determined by the Committee and subject to the approval and consent of the Executive, that does not cause such an accelerated or additional tax.

8.           Covenants.

(a)           Litigation and Regulatory Cooperation.  During and after the Term, the Executive shall reasonably cooperate at no out-of-pocket expense with the Company and all of its subsidiaries and affiliates (including its and their outside counsel) in connection with the contemplation, prosecution and defense of all phases of existing, past and future claims or actions which relate to events or occurrences that transpired while the Executive was employed by the Company. The Executive’s cooperation as identified above in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. During and after the Term, the Executive also shall reasonably cooperate at no out-of-pocket expense with the Company in connection with any investigation or review of any federal, state or local regulatory authority as any such investigation or review relates to events or occurrences that transpired while the Executive was employed by the Company. The Company shall reimburse the Executive for any and all out-of-pocket expenses that are incurred in connection with the Executive’s performance of obligations pursuant to this Section 8(a) after receipt of documentation evidencing such expenditure(s).

(b)           Disparagement.  During and after the Term for a period of 30 months, the parties hereunder agree not to make any disparaging statements concerning the other or any of their respective subsidiaries, assigns, spouses, heirs, companies, affiliates or current or former officers, directors, shareholders, employees or agents (collectively, “Non-Disparagement Parties”). The parties further agree not to take any actions or conduct themselves in any way that would reasonably be expected to affect adversely the reputation or good will of the other party or any of their respective Non-Disparagement Parties. The parties further agree that neither of them shall voluntarily provide information to or otherwise cooperate with any other individual or other entity that is contemplating or pursuing litigation against any of the other party or any of their respective Non-Disparagement Parties; provided, however, that any party may participate in or otherwise assist in any investigation or inquiry conducted by the EEOC, SEC or any other applicable government agency or any litigation or proceeding between them. These nondisparagement obligations shall not in any way affect the parties’ obligation to testify truthfully in any legal proceeding.

(c)           Inventions Agreement and Confidentiality Agreement. In consideration for the Company’s undertakings under this Agreement, the Executive has and will execute and abide by the terms of the Inventions Agreement and the Confidentiality Agreement, which are appended hereto and the terms of which are incorporated by reference. The Executive acknowledges that the terms of the Inventions Agreement and the Confidentiality Agreement are reasonable and necessary to safeguard confidential information and inventions and to protect the Company’s goodwill with its customers and that the terms of the Inventions Agreement and the Confidentiality Agreement are reasonable in duration and geographic scope, given the worldwide nature of the Company’s business.

(d)           Non-Competition and Non-Solicitation.  In order to protect the confidential information, business, and goodwill of the Company, and due to the special, unique and extraordinary services provided by the Executive, the Executive agrees that, during the Executive’s employment, and for a period of six (6) months after separation from employment, the Executive will not, on behalf of any person or entity other than the Company, directly or indirectly:

(i)           in a competitive capacity and in or from the geographic area in which the Company operates, own, manage, control, finance, operate or participate in the ownership, management or operation of, or act as an agent, consultant, or be employed with, any business engaged in the development, production, marketing, sale or servicing of rechargeable, lithium-ion batteries and/or battery systems for energy storage (the “Competitive Business”); provided, however, after the Date of Termination the Executive may be employed by or serve on the board of directors of any entity who engages in the Competitive Business as long as (A) the revenue generated by the entity and related to the Competitive Business is less than 5% of the total revenue of such entity and (B) the Executive has no involvement in such entity’s Competitive Business. The Executive further agrees that the Executive will not assist in the research and development of products where such research and development would be aided by the confidential information learned in the course of the Executive’s employment with the Company or which compete with those products or services of the Competitive Business;

(ii)          provide or offer to provide products or services that compete with the Company’s products or services of the Competitive Business to: (A) any customer of the Company; (B) any customer of the Company with whom the Executive has had contact in furtherance of the provision of or the offer to provide Company products or services or over which the Executive has had responsibility during the last two years of employment; (C) any prospective customer with whom the Executive has had contact (either directly or indirectly) in furtherance of the provision of or the offer to provide Company products or services or over which the Executive had responsibility during the Executive’s last two years of employment; or (D) any customer or prospective customer about whom the Executive has obtained confidential information;

(iii)         request or advise any customer of the Company, or any person or entity having business dealings with the Company, to withdraw, curtail, or cease such business with the Company; or

(iv)         encourage, solicit, induce, or attempt to encourage, solicit or induce any other employee, agent or representative of the Company to leave his/her employment (or terminate his/her relationship) with the Company or hire or attempt to hire for any competitor or other person, in a competitive or any other business, any person who is an employee, agent or representative of the Company at such time (or who was an employee, agent or representative of the Company at any time within the preceding 180 days).

The parties expressly agree that the terms of this Section 8(d) are reasonable, enforceable, and necessary to protect the Company’s interests and to prevent unfair competition by the Executive. The parties further agree that the restricted period of time set forth herein (i.e., six (6) months) is a material term of this Agreement and that the Company is entitled to the Executive’s compliance with these terms during that full period of time. Therefore, the Executive agrees that the restricted period of time will be tolled during any period of noncompliance and that if the Company is required to seek injunctive relief or other relief, the restricted period of time set forth herein will not commence until the Executive is in compliance with this Section 8(d). The Executive also agrees that this Section 8(d) does not affect the Executive’s ability to earn a livelihood.

(e)           Return of Property.  As soon as possible in connection with any termination of the Executive’s employment under this Agreement, the Executive shall return to the Company all Company property, including, without limitation, computer equipment, software, keys and access cards, credit cards, files and any documents (including computerized data and any copies made of computer data or software) containing information concerning the Company, its business or its business relationships (in the latter two cases, actual or prospective). The Executive shall also commit to deleting and finally purging, to the extent possible, any duplicates of files or documents that may contain Company information from any computer or other device that remains the Executive’s property after any Date of Termination.

(f)           Injunction.  The Executive agrees that it would be difficult to measure any damages caused to the Company which might result from any breach by the Executive of the Executive’s obligations under this Section 8, and that in any event money damages would be an inadequate remedy for any such breach. Accordingly, subject to Section 9 of this Agreement, the Executive agrees that if the Executive breaches, or proposes to breach, any provision of this Agreement, the Company shall be entitled, in addition to all other remedies that it may have, to an injunction or other appropriate equitable relief to restrain any such breach without showing or proving any actual damage to the Company.

(g)           Indemnification.  The Executive shall be indemnified by the Company against those claims, sums, amounts, damages, actions or matters arising in connection with the Executive’s status as an employee, officer, director or agent of the Company, in accordance with the Company’s indemnity policies for its senior executives, subject to applicable law.

(h)           Survival.  Notwithstanding anything herein to the contrary, this Section 8 shall survive indefinitely the termination of the Executive’s employment and/or the termination or expiration of this Agreement.

(i)           Change in Control.  The provisions of Section 8(d) shall not apply after termination of employment if the Executive suffers a termination of employment anytime between 3 months before and 12 months after a Change in Control.

9.           Settlement and Arbitration of Disputes.  Any controversy or claim arising out of or relating to this Agreement or the breach thereof shall be settled exclusively by arbitration in accordance with the laws of the State of Florida by three arbitrators, one of whom shall be appointed by the Company, one by the Executive and the third by the first two arbitrators. If the first two arbitrators cannot agree on the appointment of a third arbitrator, then the third arbitrator shall be appointed by the American Arbitration Association in New York, New York. Such arbitration shall be conducted in New York, New York in accordance with the Employment Dispute Resolutions Rules of the American Arbitration Association, except with respect to the selection of arbitrators which shall be as provided in this Section 9. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. This Section 9 shall be specifically enforceable. Notwithstanding the foregoing, this Section 9 shall not preclude either party from pursuing a court action for the sole purpose of obtaining a temporary restraining order or a preliminary injunction in circumstances in which such relief is appropriate; provided that any other relief shall be pursued through an arbitration proceeding pursuant to this Section 9.

10.           Consent to Jurisdiction.  To the extent that any court action is permitted consistent with or to enforce the terms of Section 9 or any other provision of this Agreement, the parties hereby consent to and designate the jurisdiction and venue of New York, New York as being proper and appropriate (“New York Courts”).  Accordingly, with respect to any such court action, the Executive (a) submits to the personal jurisdiction of such courts; (b) consents to service of process; (c) waives, and agrees not to plead or to make, any claim that any such action or proceeding brought in New York Courts has been brought in an improper or inconvenient forum; and (d) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

11.           Integration.  This Agreement, together with the Inventions Agreement and the Confidentiality Agreement, constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties concerning such subject matter.  In the event of a conflict among this Agreement, the Inventions Agreement and the Confidentiality Agreement, the following shall be the order of  control: this Agreement, then Inventions Agreement, then the Confidentiality Agreement.  Neither the Inventions Agreement or Confidentiality Agreement shall be modified without the written consent and approval of the Executive.

12.           Withholding.  All payments made by the Company to the Executive under this Agreement shall be net of any tax or other amounts required to be withheld by the Company under applicable law.

13.           Successor to the Executive.  This Agreement and the rights of the Executive hereunder are personal to the Executive and are not, without the prior written consent of the Company, assignable by the Executive. This Agreement shall inure for the benefit (and not burden) of and be enforceable by the Executive’s personal representatives, executors, administrators, heirs, distributees, devisees and legatees. In the event of the Executive’s death after the Executive’s termination of employment but prior to the completion by the Company of all payments due the Executive under this Agreement, the Company shall continue such payments to the Executive’s beneficiary designated in writing to the Company prior to the Executive’s death (or to the Executive’s estate, if the Executive fails to make such designation).

14.           Enforceability.  If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction or by an arbitrator, the court or arbitrator (as applicable) shall limit the application of such portion or provision and proceed to enforce the Agreement as so limited or modified. Consequently, the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

15.           Waiver.  No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

16.           Notices.  Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient only if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the last address the Executive has filed in writing with the Company or, in the case of the Company, at its corporate office at 1540 Broadway, Suite 25C, New York, New York 10036 (or such other address as is provided by the Company), attention to the CEO.

17.           Effect on Other Plans.  Nothing in this Agreement shall be construed to limit the rights of the Executive under the Company’s benefit plans, programs or policies (including, without limitation, the Plan); provided, however, to the extent there is a limitation set forth in this Agreement such limitation set forth in this Agreement shall control.

18.           Amendment.  This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Company.

19.           Governing Law.  This is a Florida contract and shall be construed under and be governed in all respects by the laws of the State of Florida, without giving effect to the conflict of laws principles of such State. With respect to any disputes concerning federal law, such disputes shall be determined in accordance with the law as it would be interpreted and applied by the United States Court of Appeals for the Eleventh Circuit.

20.           Counterparts.  This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

21.           Successor to Company.  The Company may unilaterally assign this Agreement to a related entity, a successor, or an assign. The Company, however, shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement to the same extent that the Company would be required to perform it if no succession had taken place. Failure of the Company to obtain an assumption of this Agreement at or prior to the effectiveness of any succession shall be a material breach of this Agreement.

22.           Gender Neutral.  Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise.

23.           Representation by Counsel.  The Company and the Executive each acknowledge that each party to this Agreement has had the opportunity to be represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it, has no application and is expressly waived.

[Remainder of Page Intentionally Left Blank.]

In Witness Whereof, the parties have executed this Employment Agreement effective on the date and year first above written.

Ener1, Inc.

By:	/s/ Charles Gassenheimer
Charles Gassenheimer, C.E.O.

“Executive”

/s/ Robert Kamischke
Printed: Robert Kamischke

Exhibit A

Inventions Agreement

Exhibit A

Exhibit B

Confidentiality Agreement

Exhibit A